Blackrock Resources Inc.
                             Unit 222, 6820-188 St.
                               Surrey, BC, V4N 3G6


VIA EDGAR ONLY

November 27, 2009

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

Re: Blackrock Resources Inc.

To Whom It May Concern:

In response to your letter, Blackrock Resources Inc. wishes to address the following:

(1) Blackrock Resources Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

(2) The company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) Blackrock Resources Inc. may not assert staff comments as a defense in any proceeding Initiated by the Commission or any person under the federal securities laws of the United States.

Additionally we have filed an amended 8-K disclosing information stating that the PCAOB has revoked the registration of Moore and Associates Chartered. As Moore is no longer registered with the PCAOB, we will not include Moore's audit reports or consents in any filings with the Commission made on or after August 27, 2009. If Moore audited a year that we are required to include in filings with the Commission, we plan to engage a firm that is registered with the PCAOB to re-audit that year.

We trust that everything is in order. If you have any questions or concerns, please feel free to contact us anytime.

Very truly yours,


/s/ Harpreet Sangha
---------------------------
Harpreet Sangha